May 21, 2021

DT Midstream, Inc.

Registration Statement on Form 10-12B

Filed May 7, 2021

File No. 001-40392

Dear Ms. Barberena-Meissner:

DT Midstream, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of DTE Energy Company, has filed today this letter and Amendment No. 1 to the Registration Statement on Form 10-12B (“Amendment No. 1”) via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”). This letter and Amendment No. 1 set forth the Company’s response to the comment of the staff of the SEC (the “Staff”) contained in your letter dated May 18, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10-12B filed with the SEC on May 7, 2021.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in this response are to pages of Amendment No. 1.

Registration Statement on Form 10-12B

Risk Factors

Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware, page 64

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We note your disclosure here and on page 182 that the exclusive forum provision in your amended and restated certificate of incorporation may apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act if such suits are brought derivatively on your behalf. However, we note that Section 9.01 of your form of amended and restated form of certificate of incorporation filed as Exhibit 3.1 states that your exclusive forum provision will not apply to Securities Act or Exchange Act claims. Please revise your information statement disclosure or form of amended and restated certificate of incorporation to address this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the information statement disclosure on pages 64 and 182.

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If you have any questions or comments with respect to Amendment No. 1 or this response letter, please do not hesitate to contact me by telephone at (212) 474-1414 or by email at aelken@cravath.com.

Very truly yours,

/s/ Andrew C. Elken
Andrew C. Elken

Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0001

Copy to:

Laura Nicholson

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

JoAnn Chavez, Senior Vice President and Chief Legal Officer

JoAnn.Chavez@dteenergy.com

DTE Energy Company

One Energy Plaza

Detroit, Michigan 48226-1279

VIA E-MAIL

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